AB
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTERNATIVE WEALTH STRATEGIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 NORTH KINGS HIGHWAY SUITE 302
(No. and Street)

CHERRY HILL (City) NJ (State) 08034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES C GAUL, CHAIRMAN CEO 856 755 0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY CPA P.C.
(Name – *if individual, state last, first, middle name*)

485 JERICHO TURNPIKE, MINEOLA, NY 11501
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
E
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, JAMES C. GAUL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTERNATIVE WEALTH STRATEGIES INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

James C. Gaul
Signature

Chairman & CEO
Title

Janet Farrell
Notary Public

JANET FARRELL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 20, 20 11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTERNATIVE WEALTH STRATEGIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2007

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alternative Wealth Strategies, Inc.
Cherry Hill, New Jersey

We have audited the accompanying statement of financial condition of Alternative Wealth Strategies, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Wealth Strategies, Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in the relation to the basic financial statements taken as a whole.

Cohen Greve & Company P.C.

Mineola, New York
February 21, 2008

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

ASSETS

Current Assets	
Cash & cash equivalents	$ 51,144
Commissions receivable	204,676
Total Current Assets	255,820
Other Assets	
Other receivables	232
TOTAL ASSETS	$ 256,052

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 186,824
Income taxes payable	5,900
Total Liabilities	192,724
Shareholders' Equity	
Common stock-Stated value $.01, 1,000 shares authorized 1000 shares issued and outstanding	10
Additional paid in capital	16,956
Retained earnings	46,362
Total Shareholders' Equity	63,328
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 256,052

See notes to financial statements

ALTERNATIVE WEALTH STRATEGIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2007

Revenue	
Commission Income	$ 5,164,278
Operating Expenses	
Commission expense	4,956,844
Overhead expenses	189,925
Licenses & fees	20,857
Office expenses	277
Total Operating Expenses	5,167,903
Total Operating Loss	(3,625)
Other Income:	
Miscellaneous fees	48,968
Dividends and interest	260
Realized gains on investments	6,408
	55,636
Total Income before provision for taxes	52,011
Provision for taxes	5,900
Net Income for the year	$ 46,111

See notes to financial statements

ALTERNATIVE WEALTH STRATEGIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2007

	Number Of Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at Beginning of Year	5	$ 5	$ 34,957	$ 251	$ 4,410	$ 39,623
Issuance of Common Stock	5	5				5
Net Income				46,111		46,111
Additional Paid in Capital			(18,001)			(18,001)
Other Comprehensive Income: Realized gain on marketable securities					(4,410)	(4,410)
Balance December 31, 2007	10	$ 10	$ 16,956	$ 46,362	$ -	$ 63,328

See notes to financial statements

ALTERNATIVE WEALTH STRATEGIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 46,111
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH	
Gain on sale of investments	(6,407)
Increase in accounts receivable	(105,901)
(Decrease) in other receivables	3
Increase in commission payable	97,675
Increase in income taxes payable	5,400
Total adjustments	(9,230)
NET CASH PROVIDED BY OPERATING ACTIVITIES	36,881
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in unrealized gains on investments	(4,410)
Sale of investments	23,987
NET CASH PROVIDED BY INVESTING ACTIVITIES	19,577
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of Common Stock	5
Increase in paid in capital	4,995
Decrease in paid in capital	(22,996)
NET CASH USED IN FINANCING ACTIVITIES	(17,996)
NET CHANGE IN CASH	38,462
BEGINNING CASH BALANCE	12,682
ENDING CASH BALANCE	$ 51,144

See notes to financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Alternative Wealth Strategies, Inc. (the "Company") was incorporated in the State of New Jersey in November of 2002. The Company is a registered broker-dealer and is subject to regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed to sell mutual funds, limited partnerships and other securities on a commission basis. It is the policy of the Corporation not to hold or take physical possession of any securities of their customers.

Basis of Presentation
The Company prepares its financial statements on the accrual basis of accounting and records it commissions receivable and payable on a trade date basis except for variable annuities transfers and limited partnerships which have not broken escrow. Variable annuities transfers and limited partnerships which have not broken escrow are recorded when the commissions are received.

Investments
The Company classifies its marketable securities as "available for sale". These securities are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized gains and losses on investments are reported in shareholders' equity.

Statement of Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in money market accounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – INCOME TAXES PAYABLE

The Company provided for income taxes at December 31, 2007 as follows:

Federal	$ 3,800
New Jersey	2,100
	$ 5,900

NOTE 3 – STOCKHOLDERS' EQUITY

The corporation is authorized to issue 1,000 shares of $.01 par voting common stock. The corporation has issued 1,000 shares of common stock and 1,000 shares are outstanding.

NOTE 4 – RELATED PARTY TRANSACTIONS

The shareholders of the Company provide overhead services for the Company. These services are covered under an overhead operating agreement which includes office space, office employees and other normal reasonable office services. The services for 2007 totaled $189,925. In addition, the shareholders are also independent registered representatives with the Company for which they are entitled to commissions on all commission revenue they generate. The shareholders received approximately $1,062,000 in commissions for the year 2007 and management fees as authorized periodically by the board of directors.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1, the Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. At December 31, 2007, Alternative Wealth Strategies, Inc. had net capital of $43,935, which was $38,935 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 4.38 to 1, which met the requirements.

NOTE 6 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no subordinated liabilities at any time during the year 2007. A Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included as a part of these financial statements as it is not applicable.

Credit factors:		
Shareholders' equity	$ 63,328	
Debit factors		
Non allowable assets	19,393	
Tentative Net Capital	43,935	
Haircuts on securities	-	
Net Capital	43,935	
Less: Minimum net capital requirement:		
Greater of 6.2/3% of aggregate		
Indebtedness or $5,000	5,000	
Excess Net Capital	$ 38,935	
Capital Ratio:		
Aggregate indebtedness*	192,724	=4.38
Divided by: net capital	43,935	
*Aggregate indebtedness		
Commissions payable and income taxes payable	$ 192,724	
Reconciliation with Company's computation (included in Part IIA of form X-17 A-5 as of December 31, 2007. Net capital as reported in Company's Part IIA (unaudited focus report)	$ 49,835	
Audit Adjustments	(5,900)	
Change in haircuts	-	
Change in non-allowable assets	-	
Net capital per above	$ 43,935	

Alternative Wealth Strategies, Inc. is exempt from the requirement to determine reserve requirements pursuant to SEC Rule 15c3-3 section K based on the following:

a) Alternative Wealth Strategies, Inc.'s dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account whether or not registered as an investment company;

b) Alternative Wealth Strategies, Inc.'s broker transactions are limited to:

i. the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account whether or not registered as an investment company;

ii the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

ii. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

c) Alternative Wealth Strategies, Inc. promptly transmits all funds and delivers all securities received in connection with their activities as a broker or dealer, and do no otherwise hold funds or securities for, or owes money or securities to, customers.

d) Alternative Wealth Strategies, Inc. is not an insurance company who is registered as a broker-dealer.

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITORS' COMMENTS

To the Shareholders of
Alternative Wealth Strategies, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of Alternative Wealth Strategies, Inc. (the Company) for the year ended December 31, 2007, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

INDEPENDENT AUDITORS' COMMENTS (cont'd)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alternative Wealth Strategies, Inc. to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greene & Company P.C.

Mineola, New York
February 21, 2008

END